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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of March**, 2009**

Commission File Number **28980**

ROYAL STANDARD MINERALS INC.
(Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc.
(Registrant)

Date: March 6, 2009

By \S\ Roland M. Larsen
President & CEO

SEC1815 (04-07)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMP control number.

ROYAL STANDARD MINERALS INC.

C.U.S.I.P.   # 780919106   TSX.V: RSM
LISTED: STANDARD & POORS   OTCBB: RYSMF

ROYAL STANDARD MINERALS INC. ANNOUNCES CHANGES TO ITS BOARD OF DIRECTORS AND THE SUSPENSION OF ITS SHARES FROM TRADING ON THE TSX VENTURE EXCHANGE

FOR IMMEDIATE RELEASE

HEATHSVILLE, VIRGINIA - MARCH 5, 2009: Royal Standard Minerals Inc. ("RSM" or the "Company") announces that Mr. James C. Dunlop has resigned as a director of the Company and Mr. Robert N. Granger has resigned as a director and as chairman of the Company's board of directors (the "Board"), effective March 3, 2009. Mr. William Jackson has also resigned as the Company's corporate secretary effective March 3, 2009.

The Company announces the appointment of Mr. J. Allan Ringler as a director to fill one of the vacancies on the Board until the next annual meeting of the shareholders. The Company intends to search for other individuals to fill the remaining vacancies on the Board, the objective being to attract experienced, qualified individuals who can assist the Company in implementing good corporate governance practices going forward.

Mr. Ringler's background with corporate governance and accounting oversight is expected to be of value to RSM. He has 20 years of experience providing corporate and financial services to public companies. Mr. Ringler has been President of Allan Ringler Services Inc. since January 1989 and was previously a partner of Duguay & Ringler Corporate Services, a provider of corporate and financial services to public companies, from January 1989 until February 2006. Mr. Ringler co-founded Equity Transfer & Trust Company ("Equity Transfer"), a provider of transfer agent and corporate trust services, acting as its President from November 2002 to January 2006. He has been a director of Grey Horse Corporation, the parent company of Equity Transfer, since 2004 and is currently Chief Executive Officer, President and a director of GA Capital Corp., a capital pool company listed on the TSX Venture Exchange (the "TSXV"). Mr. Ringler holds a Bachelor of Arts degree from the University of Western Ontario and a Bachelor of Commerce degree from the University of Windsor. He is a Certified Management Accountant and a member of the Institute of Chartered Secretaries and Administrators of Canada.

The Company also announces that its shares have been suspended from trading on the TSXV as a result of the Company's failure to comply with TSXV requirements in a timely manner. With the aforementioned changes taking place on the Board, it is the Company's intention to respond to these requirements and to try to have the suspension lifted as soon as possible; however, there can be no assurance that the Company's efforts will result in the suspension being lifted by the TSXV.

RSM is a natural resource exploration and development company.

Neither TSX Venture Exchange nor its Regulation Service Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For more information
Please call Roland Larsen @ (804) 580-8107 or FAX @ (804) 580-4132
Visit our website at Royalstandardminerals.com